                             SEC file number 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of September 2003

                       FLETCHER CHALLENGE FORESTS LIMITED
-------------------------------------------------------------------------------


                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
-------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)



        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    A    Form 40-F
                   -----
        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes          No   A
           ----        ----

        (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

        THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
        OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 12 September 2003                        FLETCHER CHALLENGE FORESTS LIMITED
                                              ----------------------------------
                                                           [SIG]

                                              P M GILLARD
                                              SECRETARY
                                              ---------

[FLETCHER CHALLENGE FORESTS ICON]

================================================================================
                             [NEWS RELEASE GRAPHIC]
================================================================================

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).


                         ANNUAL RESULTS TO 30 JUNE 2003

                    COMPANY REPORTS STEADY OPERATING EARNINGS

AUCKLAND, 12 September 2003 - Fletcher Challenge Forests today reported operating earnings prior to unusual items of $81 million, compared with $83 million in the previous year. Operating earnings in the second half of the year were $34 million, prior to unusual items, down from $47 million in the first half.

The positive features of the last 12 months' operations included:

- Good performance from the Australasian business, reflecting a very strong NZ housing sector.

- Continued growth in sales by US distribution associate companies - up 20% as measured in US dollars.

- Reasonable overall demand for logs, with a slow down in South Korea more than offset by increased sales in other key markets, most notably China, supporting a 19% increase in the harvest from the Company's forests.

- Net cash flow from operations of $46 million, compared with $43 million in the prior year.

Unfortunately these positives were more than overshadowed by a sharp second-half decline in US lumber prices, the marked appreciation of the NZ dollar during the year and higher shipping costs. These factors combined to significantly reduce NZ dollar prices received for the Company's products, particularly in the second half of the year, and contributed to a reduction in the carrying value of the forest crop.

The forest crop revaluation amounted to $292 million (net of taxation and minorities), and when combined with a $19 million (after tax) loss resulting from the sale of cutting rights completed in April 2003, represented the main contributors to a net loss for the year of $271 million.

                                                                    Continues...

--------------------------------------------------------------------------------

TO:          BUSINESS EDITOR            From:                Paul Gillard
                                        Company Secretary & General Counsel
Fax/Email:   AUTO                       FLETCHER CHALLENGE FORESTS LTD

                                        Telephone:           64-9-571 9846
                                        Fax:                 64-9-571 9872

Please note: If you do not receive [xxx] page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.

Total operating revenue was $678 million, up 2% on the prior year. Domestic revenue was $303 million, up 12% year on year, while exports were $375 million, down 5%. The export result shows the impact of the strong NZ dollar, which was on average 21% higher through the year.

Operating earnings included an unrealised foreign exchange gain of $23 million ($25 million in 2002), arising from foreign exchange hedging arrangements designed to mitigate the effect of the strengthening NZ dollar on current operating earnings.

FOREST CROP AND LAND CARRYING VALUE

Log prices, in New Zealand dollars, fell significantly over the year, primarily as a result of the appreciation of the NZ dollar exchange rate against those of the Company's major trading partners - particularly the US dollar.

This necessitated a review of the carrying value of the forest estate in the Company's financial statements. Recognising that the continued use of a "trailing" 12-quarter pricing series, as previously applied in our forest valuation methodology, would generate a forest estate value in excess of the value implied by the current operating environment, the Company has elected to substitute current prices as represented by the last two quarters - March and June 2003. On average, these current prices are 15% below the 12-quarter series. In addition, the Company has increased the effective after tax discount rate from 8.0% to 9.75%.

These changes to the assumptions used in the valuation methodology have resulted in a reduction in the carrying value of the forest estate of $292 million (net of tax and minority interests), and mean that the Company is now carrying its forest crop (assuming continued use) and land at $728 million (net of deferred tax and minority interests). This value would not necessarily reflect the value achieved in a sale of the estate.

"While this decline is obviously disappointing to us, it is prudent that we recognise the current market conditions in our financial statements - other industry participants are facing the same issue", Sir Dryden Spring, Chairman, said today.



FOREST SALE PROCESS

Commenting on the forest sale process, Sir Dryden said "the process is proceeding to schedule, and the Company is still targeting a conclusion by the end of this calendar year."



FINANCIAL POSITION

The Company is in a strong financial position, with net debt reduced to $86 million, a $161 million improvement from $247 million at June 2002, and a debt to book capitalisation ratio of only 8%. The net asset backing of the Company as at 30 June 2003 was $1.55 per share.

Net cash flow from operations was $46 million compared with $43 million in the prior year, while further investment in the North American distribution businesses and fixed asset upgrades to the New Zealand based processing operations totalled $23 million, compared with only $5 million in the prior year. The sale of forest cutting rights to UBS Timber Investors in January 2003 generated $118 million.

A dividend has not been declared in respect of the 2003 year. The proposed capital return of $140 million has been deferred, pending both the outcome of the forest sale process and a binding ruling from the Inland Revenue Department in respect to taxation issues associated with the proposal. Upon the outcome of these matters, the Company will announce a revised proposal and timetable.

STRATEGIC PRIORITIES

On 16 June 2003 the Company announced that it was investigating a trade sale of its forest estate. This was in response to a number of factors:

                - the belief that other parties may place a higher value on the forest estate than was implied by the Company's share price;

                - the low return on investment being generated by the forest estate relative to the downstream Processing and Distribution operations and the Company's cost of capital; and

                - the unsuccessful efforts in 2002 to improve those returns by increasing the scale of the estate through a merger with the CNIFP assets.

The forest sale process is ongoing, and the Company is targeting completion of that process by the end of this calendar year. In addition to achieving a positive outcome for shareholders from that process, the strategic priorities for the Company include:

        - Defining the growth path for the Processing and Distribution businesses. Good progress is being made, with the strategic plan for this entity currently being refined, and an organisational structure established to support its future growth.

        - During the year the Company announced a number of positive developments in this respect, including:

                - the expansion of plywood manufacturing capacity at Mt Maunganui by 25%.

                - the commissioning of a third moulding line at the Taupo mouldings plant.

                - the expansion of the Company's US associate American Wood Moulding, through their part purchases of Focal Point, a plastic mouldings manufacturer, and Ornamental Mouldings Inc., a manufacturer of high value ornamental wood mouldings.


                The Company believes there are further opportunities for future profitable growth of the Company's processing and distribution businesses, and these will be pursued.

        - Bringing the Company's cost structure into line with its size and operations. Plans are being put in place that will see the current cost structure significantly reduced. The exact nature of the restructuring is dependent upon the outcome of the forest sale process, but the Company is targeting cost reductions of at least $13 million per annum. These costs will be eliminated from a wide range of existing overheads, and include savings that would be achieved from a proposed de-listing of the Company's shares from both the ASX and the NYSE following completion of the current forest sale process.

CNIFP

As announced on 6 May 2003, the Company has settled all outstanding issues in relation to the Central North Island Forest Partnership, and the litigation against the Company has been withdrawn. On 1 July 2003, management of the CNIFP forests passed to a new organisation established by the Receivers for this purpose, and that transition has gone smoothly. Management of the CNIFP processing assets terminates on 30 September 2003.

MARKET OUTLOOK

NZ residential construction activity appears likely to hold up in the near-term. However the poor returns from the US lumber market have seen some NZ sawmilling capacity redirected into the local market, and this is expected to continue.

US lumber prices are showing a small improvement from June levels as the over-supply which affected prices in the second half abates. Solid Lineal Moulding prices, which have been much more stable than lumber prices, are steady. The strong NZ dollar, however, is likely to keep returns well below the levels seen 12 months ago.

Log export prices are likely to show some improvement from current levels as a reduced NZ harvest starts to impact supply. However, South Korean demand remains depressed relative to historical levels, which may limit the extent of price improvement in the near term, and shipping costs are expected to remain high. Of the other main markets, China demand is expected to remain strong, while Japan should remain reasonably steady.

Looking ahead, while there are some signs of a modest improvement in market conditions from the June position, the higher level of the NZ dollar likely to prevail during the year will create an environment at least as challenging as that of the past year.








Forward Looking Statements: There are statements included in this release which are "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995, and they are included herein in reliance upon the safe harbours created by that Act. As forward-looking statements are predictive in nature, they are subject to a number of risks and uncertainties relating to Fletcher Challenge Forests, its operations, the markets in which it competes and other factors (some of which are beyond the control of Fletcher Challenge Forests).

SEGMENTAL VOLUME INFORMATION
---------------------------------------------------------------------------------------------
Sales Volumes(1)
(000m)(3)) 12 months to                                         June 2003        June 2002
---------------------------------------------------------------------------------------------
LOG / RESIDUE SALES
Forest Estate
    Pruned Radiata Sawlogs                                          187              124
    Structural Radiata Sawlogs                                      216              230
    Utility Radiata Sawlogs                                         718              549
    Industrial Radiata Sawlogs                                      378              322
    Douglas Fir Sawlogs                                               -                1
    Pulp Logs and Residues                                          432              361
    Production Thinnings                                            137              156
---------------------------------------------------------------------------------------------
Total Forest Estate                                               2,068            1,743
Third Party Trading(2)                                            2,430            2,091
Intra-Company Sales                                                (749)            (622)
---------------------------------------------------------------------------------------------
Total                                                             3,749            3,212
=============================================================================================

MANUFACTURED PRODUCT SALES
Solid Lineal Mouldings                                               30               31
Laminated and Finger-Jointed Product(3)                              93               84
Lumber and Roundwood(3)                                             572              553
---------------------------------------------------------------------------------------------
Total                                                               694              668
Third Party Lumber Trading                                           53               82
---------------------------------------------------------------------------------------------
Total                                                               747              750
=============================================================================================


        (1)     Represents total volume from consolidated operations.

        (2)     Includes logs, chips and residues.

        (3)     Includes CNIFP product on-sold through FCF.



FOREST CROP VALUATION

CHANGE IN VALUE

The main elements of the change in value this period were:

----------------------------------------------------------------------------------------------
                                                                    2003             2002
                                                                    NZ$m             NZ$m
----------------------------------------------------------------------------------------------
                                                                    1,176            1,123
Opening Crop Valuation
Cutting rights sale                                                  (143)
                                                             ---------------------------------
Revaluation:
    Growth and replanting                                             120              128
    Harvesting removals                                              (106)             (77)
    Movement in log prices                                           (298)              18
    Change in discount rate                                          (145)               -
    Other changes                                                     (22)             (16)
                                                             ---------------------------------
Total Revaluation                                                    (451)              53
----------------------------------------------------------------------------------------------

Closing Crop Valuation                                                582            1,176
==============================================================================================

SEGMENTAL COMMENTARY
Forests and Supply

----------------------------------------------------------------------------------------------------------------------
                                   6 mths to      6 mths to     12 MTHS TO     6 mths to      6 mths to     12 MTHS TO
NZ MILLION                            Dec 02         Jun 03         JUN 03        Dec 01         Jun 02         JUN 02
----------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                        148            137            285           121            134            255
OPERATING EARNINGS                        14             14             28            16             21             37
----------------------------------------------------------------------------------------------------------------------


Forests and Supply recorded operating earnings before unusual items and crop revaluation of $28 million, compared with $37 million the previous year. Operating earnings for the second half of the year were $14 million, the same as the first six months.

Revenue for the year increased to $285 million compared with $255 million in the prior year, on sales volumes, which rose 17% to 3.7 million cubic metres. Domestic sales were $108 million, up 11%, while export sales also increased, despite the stronger NZ dollar, due to increased volume.

The main factors influencing operating results in 2003 were:

- The rise in the NZ dollar exchange rate throughout the year against the Company's major trading partners and competing suppliers. By June 03 the NZ dollar had risen 40% against the US dollar over an 18 month period, and the average rate for the 2003 financial year was up 21% compared with the prior year. This had a direct effect on returns from the 45% of logs sales from the Company's forests which were exported, as well as having a flow on effect on domestic prices.

- An improved log mix (an increase in the proportion of higher value pruned logs) and higher US dollar prices partially offset the exchange rate effects. The average NZ dollar selling price of logs from the Company's forests fell 5% year on year. The financial year average masks to some extent the full currency impact - prices in the month of June 2003 were down a further 9% on the yearly average.

- Strong overall log demand. Although South Korean demand declined as their economy slowed, with managed log sales volumes to this market down 21% for the year, booming Chinese demand more than compensated. Volumes to China increased 158% year on year, with China (at 30%) overtaking South Korea (at 29%) as the Company's largest log market. The strong NZ residual housing market sustained domestic log sales volumes. Total log and residue sales volumes rose 17%.

- Higher shipping costs. Spot daily charter rates climbed 50% over the last 12 months due to a shortage of bulk shipping capacity in the region, while fuel costs also rose.

- Increased harvesting costs, as logging operations rotated to more difficult terrain.

Forests and Supply earnings benefited from a $5 million realised foreign currency gain.

Processing and Distribution

-----------------------------------------------------------------------------------------------------------------------
                                   6 mths to      6 mths to     12 MTHS TO     6 mths to      6 mths to     12 MTHS TO
NZ MILLION                            Dec 02         Jun 03         JUN 03        Dec 01         Jun 02         JUN 02
-----------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                        211            182            393           202            207            409
OPERATING EARNINGS                        21              9             30            11             10             21
-----------------------------------------------------------------------------------------------------------------------


Operating earnings before unusual items were $30 million for the 2003 year, up from $21 million in the prior year, and $14 million two years prior, a significant improvement. Some of the improvement can be attributed to favourable NZ market conditions, but equally important have been the growing strength of the Origin brand, the success of the Company's US market strategy and continued operational improvements.

Operating Revenue declined 4% to $393 million on total sales volumes of 747,000 cubic metres, down slightly on 2002. Exports accounted for 50% of revenue, split between North America (36%), Australia (9%) and Asia (5%).

The two key markets for Processing and Distribution are the structural wood market in NZ and the appearance grade market in the US. These markets performed quite differently over the course of the year. The NZ residential housing market was very strong on the back of high immigration numbers and low interest rates; housing starts for the year to June were 29.1 thousand, compared with 22.7 thousand in the prior year and 26% above the long term (10 year) average of 23.0 thousand.

NZ sales rose 14% year on year, with the primary drivers being increased structural sales volumes - Origin timeframe (up 38%) and Origin plywood (up 24%). Industrial lumber and Ramsey Roundwood were other categories that performed well. This momentum was evident in the performance of the Australasian Consumer Solutions segment, which doubled operating earnings in the second half of the year compared with the first half.

However the US business segment experienced two contrasting six-month periods. From a record performance in the first half, which generated 94% of the full year operating earnings, profitability fell significantly in the second six months due to weakening US pricing and a strong NZ dollar. While US spending on home improvements remained steady, a cyclical decline in US prices, in particular lumber, combined with the exchange rate movements already mentioned to produce a significant drop in second half earnings. The benchmark Moulding and Better lumber grade fell 30% June to June, from US$1,300 per thousand board feet to $900, which translates to a 40% decline in NZ dollars. Log input prices were slow to adjust downwards, due to a lag in domestic price reviews, so the US business unit suffered a significant margin squeeze.

In comparison with lumber, the decline in finished product prices was modest, with Solid Lineal Moulding US dollar prices down just 8%. The Company's objective is to migrate more products into end-use market segments, which show far lower price volatility than lumber.

Earnings from associate companies, which are included in operating revenue, represent income from equity positions in US distribution companies. In US dollars, earnings rose 21% to US$8 million in 2003 compared with the previous year. Earnings were $14 million in both years when translated to NZ dollars. The strong underlying performance of these associate companies illustrates the strategic significance of the Company's US distribution positions and the growth opportunities they provide for the future.

Total operating costs fell year on year due to lower purchasing costs (logs and third party lumber) and improved shipping efficiencies. These gains were partially offset by higher power prices and increased kiln drying and treatment costs, arising from increased demand for treated structural lumber.

Processing and Distribution earnings include a $3 million realised foreign currency loss.

SEGMENTAL FINANCIAL INFORMATION




-----------------------------------------------------------------------------------------------------------------------
JUNE 2003                        Australasian &      North          Total       Forests &     Other (3)     Fletcher
                                 Asian Consumer     American     Processing    Supply (2)                   Challenge
($million)                        Solutions (1)     Consumer         and                                     Forests
                                                   Solutions    Distribution
-----------------------------------------------------------------------------------------------------------------------
Sales Revenue                         226              153           379           284                         663
Other Revenue                                           14            14             1                          15
-----------------------------------------------------------------------------------------------------------------------
Operating Revenue                     226              167           393           285                         678
=======================================================================================================================
EBITDA (4)                             20               23            43            39            23           105
Depreciation                           (8)              (5)          (13)          (11)                        (24)
-----------------------------------------------------------------------------------------------------------------------
Operating Earnings before              12               18            30            28            23            81
Unusual Items
-----------------------------------------------------------------------------------------------------------------------





-----------------------------------------------------------------------------------------------------------------------
JUNE 2002                        Australasian &      North          Total        Forests &     Other (3)    Fletcher
                                 Asian Consumer     American     Processing     Supply (2)                  Challenge
($million)                        Solutions (1)     Consumer         and                                     Forests
                                                   Solutions    Distribution
-----------------------------------------------------------------------------------------------------------------------
Sales Revenue                         215              180           395           254                         649
Other Revenue                                           14            14             1                          15
-----------------------------------------------------------------------------------------------------------------------
Operating Revenue                     215              194           409           255                         664
=======================================================================================================================

EBITDA (4)                              5               31            36            50              25         111
Depreciation                          (10)              (5)          (15)          (13)                        (28)
-----------------------------------------------------------------------------------------------------------------------
Operating Earnings before              (5)              26            21            37              25          83
Unusual Items
-----------------------------------------------------------------------------------------------------------------------

        (1) Previously shown separately as Australasian Consumer Solutions and Japanese & Asian Consumer Solutions.

        (2) Includes corporate overheads not specific to the Processing and Distribution business.

        (3) Net foreign exchange gains on net US denominated asset and debt instruments not attributed to a specific business unit.

        (4) Earnings before Interest, Taxation, Depreciation, Forest Crop Revaluation and Unusual Items.

FLETCHER CHALLENGE FORESTS
CONDENSED FINANCIAL STATEMENTS
(Extracted from Audited Financial Statements)
for the year ended 30 June                                                      2003        2002
                                                                                NZ$M        NZ$m
STATEMENT OF FINANCIAL PERFORMANCE
Operating Revenue                                                                678         664
Operating Expenses                                                             (597)       (581)
Unusual Items(1)                                                                (31)       (351)
-------------------------------------------------------------------------------------------------
Operating Earnings                                                                50       (268)
Forest Crop Revaluation                                                        (451)          53
Funding Costs                                                                   (18)        (22)
-------------------------------------------------------------------------------------------------
Earnings before Taxation                                                       (419)       (237)
Taxation                                                                         140         (9)
-------------------------------------------------------------------------------------------------
Earnings after Taxation                                                        (279)       (246)
Minority Interest                                                                  8         (3)
-------------------------------------------------------------------------------------------------
Net Earnings                                                                   (271)       (249)
=================================================================================================

PER SHARE INFORMATION
Basic and Diluted Net Earnings per Fletcher Challenge Forests
   Share (cents) (2)                                                           (48.6)      (44.6)
Net Assets per Fletcher Challenge Forest Share ($) (2)                          1.55        2.05


1.      Unusual Items included within Operating Earnings:

                                                   2003         2002
                                                   NZ$M         NZ$m
Sale of Forest Assets                              (29)            2
CNIFP Investment write-down                           -        (349)
Other                                               (2)          (4)
                                             -----------------------
Total Unusual Items                                (31)        (351)
                                             =======================



2. Comparative per share data has been restated for the one for five share consolidation.

FLETCHER CHALLENGE FORESTS
CONDENSED FINANCIAL STATEMENTS
(Extracted from Audited Financial Statements)                                 2003         2002
as at 30 June                                                                 NZ$M         NZ$m
STATEMENT OF FINANCIAL POSITION
ASSETS
Cash and Liquid Deposits                                                        47           22
Stocks                                                                          66           69
Debtors                                                                         54           64
------------------------------------------------------------------------------------------------
Total Current Assets                                                           167          155
Fixed Assets                                                                   322          336
Forest Crop                                                                    582        1,176
Investments                                                                     35           24
------------------------------------------------------------------------------------------------
Total Assets                                                                 1,106        1,691
================================================================================================


LIABILITIES
Creditors                                                                       93          105
Provision for Current Taxation                                                   -            5
------------------------------------------------------------------------------------------------
Total Current Liabilities                                                       93          110
Term Debt                                                                      133          269
Provision for Deferred Taxation                                                (5)          137
Total Liabilities                                                              221          516
------------------------------------------------------------------------------------------------
EQUITY
Group Equity                                                                   864        1,144
Minority Equity                                                                 21           31
------------------------------------------------------------------------------------------------
Total Group Equity                                                             885        1,175
------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                                 1,106        1,691
================================================================================================

FLETCHER CHALLENGE FORESTS
CONDENSED FINANCIAL STATEMENTS
(Extracted from Audited Financial Statements)                                   2003        2002
as at 30 June                                                                   NZ$M        NZ$m
STATEMENT OF CASH FLOWS
Net Earnings                                                                   (271)       (249)
Adjustment for Items not involving Cash:
    Depreciation, Amortisation, Provisions and Revaluation                      457         305
    Taxation                                                                   (147)          7
    Minority Interest                                                            (8)          3
    Equity Earnings                                                              (5)         (8)
Loss/(Gain) on Disposal of Term Assets                                           29          (2)
-------------------------------------------------------------------------------------------------
Cash Flow from Operations before Net Working Capital Movements                   55          56
Net Working Capital Movements                                                    (9)        (13)
-------------------------------------------------------------------------------------------------
Net Cash from Operating Activities                                               46          43

Sale of Fixed Assets and Forest Crop                                            118           3
(Purchase) / Sale of Investments                                                (12)          3
Sale of Taxation Benefits                                                         -           9
Purchase of Fixed Assets                                                        (11)         (5)
-------------------------------------------------------------------------------------------------
Net Cash from Investing Activities                                               95          10

Net Debt Settlements                                                           (112)        (67)
Option Premium Paid                                                               -          (6)
Dividends Paid to Minority Shareholders                                          (2)         (2)
-------------------------------------------------------------------------------------------------
Net Cash to Financing Activities                                               (114)        (75)

Net Movement in Cash Held                                                        27         (22)
Add Opening Cash and Liquid Deposits                                             22          51
Effect of Exchange Rate Changes on Net Cash                                      (2)         (7)
-------------------------------------------------------------------------------------------------
Closing Cash and Liquid Deposits                                                 47          22
=================================================================================================